The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated May 16, 2011
Pricing Supplement to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 19, 2011
US$    ●
Senior Medium-Term Notes, Series A
Bullish Enhanced Return Notes due June 29, 2012
Each Linked to a Single Exchange Traded Fund

•
This pricing supplement relates to six separate note offerings.  Each issue of the notes is linked to one, and only one, Underlying Asset named below.  You may participate in any of the six offerings or, at your election two or more of the offerings.  This pricing supplement does not, however, allow you to purchase a single note linked to a basket of two or all of the Underlying Assets described below.

•
The notes are designed for investors who seek a 200% leveraged return based on the appreciation in the share price of the applicable Underlying Asset.  Investors should be willing to accept a payment at maturity that is capped at the applicable Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the applicable Underlying Asset decreases from its level on the pricing date.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Common Terms for Each of the Notes:
Pricing Date:	On or about May 26, 2011	Valuation Date:	On or about June 27, 2012
Issue Date:	On or about May 31, 2011	Maturity Date:	On or about June 29, 2012
Specific Terms for Each of the Notes:
Underlying Asset	Initial Level*	Cap	Maximum Redemption Amount	CUSIP	Principal Amount*	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
iShares® Russell 2000 Index Fund (IWM)		[8.50%-9.50%]	[$1,170-$1,190]	06366QKN6		100%	●%	●% US$●
iShares® MSCI Emerging Markets Index Fund (EEM)		[8.50%-9.50%]	[$1,170-$1,190]	06366QKQ9		100%	●%	●% US$●
iShares® MSCI Brazil Index Fund (EWZ)		[11.75%-12.75%]	[$1,235-$1,255]	06366QKT3		100%	●%	●% US$●
ishares® FTSE China 25 Index Fund (FXI)		[10.50%-11.50%]	[$1,210-$1,230]	06366QKU0		100%	●%	●% US$●
SPDR® Gold Trust (GLD)		[6.75%-7.75%]	[$1,135-$1,155]	06366QKS5		100%	●%	●% US$●
iShares® Silver Trust (SLV)		[17.50%-18.50%]	[$1,350-$1,370]	06366QKR7		100%	●%	●% US$●
*  The actual Initial Level, Cap, Maximum Redemption Amount and principal amount for each note will be set on the Pricing Date.
(1)  In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.  The actual agent’s commission will be set forth in the final pricing supplement.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

BMO CAPITAL MARKETS

Key Terms of Each of the Notes:

General:
This pricing supplement relates to six separate offerings of notes.  Each offering is a separate offering of notes linked to one, and only one, Underlying Asset.  If you wish to participate in more than one offering, you must separately purchase the applicable notes.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Underlying Assets.

Payment at Maturity:
If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

If the Percentage change is zero or negative, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change)

Upside Leverage Factor (for All the Notes):	200%

Initial Level:	The closing price of one share of the applicable Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the applicable Underlying Asset on the applicable Valuation Date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about May 26, 2011

Settlement Date:	On or about May 31, 2011, as determined on the Pricing Date.

Valuation Date:	On or about June 27, 2012, as determined on the Pricing Date.

Maturity Date:	On or about June 29, 2012, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

Key Terms of the Notes Linked to the iShares® Russell 2000 Index Fund:

Underlying Asset:	iShares® Russell 2000 Index Fund (NYSE Arca symbol: IWM). See the section below entitled “The Underlying Assets—iShares® Russell 2000 Index Fund” for additional information about the Underlying Asset.

Cap:	[8.50%-9.50%]

Maximum Redemption Amount:	[$1,170-$1,190]

CUSIP:	06366QKN6

Key Terms of the Notes Linked to the iShares® MSCI Emerging Markets Index Fund:

Underlying Asset:
iShares® MSCI Emerging Markets Index Fund (NYSE Arca symbol: EEM).  See the section below entitled “The Underlying Assets—iShares® MSCI Emerging Markets Index Fund” for additional information about the Underlying Asset.

Cap:	[8.50%-9.50%]

Maximum Redemption Amount:	[$1,170-$1,190]

CUSIP:	06366QKQ9

Key Terms of the Notes Linked to the iShares® MSCI Brazil Index Fund:

Underlying Asset:	iShares® MSCI Brazil Index Fund (NYSE Arca symbol: EWZ). See the section below entitled “The Underlying Assets— iShares® MSCI Brazil Index Fund” for additional information about the Underlying Asset.

Cap:	[11.75%-12.75%]

Maximum Redemption Amount:	[$1,235-$1,255]

CUSIP:	06366QKT3

Key Terms of the Notes Linked to the iShares® FTSE China 25 Index Fund:

Underlying Asset:
iShares® FTSE China 25 Index Fund (NYSE Arca symbol: FXI).  See the section below entitled “The Underlying Assets— iShares® FTSE China 25 Index Fund” for additional information about the Underlying Asset.

Cap:	[10.50%-11.50%]

Maximum Redemption Amount:	[$1,210-$1,230]

CUSIP:	06366QKU0

Key Terms of the Notes Linked to the SPDR® Gold Trust:

Underlying Asset:	SPDR® GLD Trust (NYSE Arca symbol: GLD). See the section below entitled “The Underlying Assets—SPDR® Gold Trust” for additional information about the Underlying Asset.

Cap:	[6.75%-7.75%]

Maximum Redemption Amount:	[$1,135-$1,155]

CUSIP:	06366QKS5

Key Terms of the Notes Linked to the iShares® Silver Trust:

Underlying Asset:	iShares® Silver Trust (NYSE Arca symbol: SLV). See the section below entitled “The Underlying Assets—iShares® Silver Trust” for additional information about the Underlying Asset.

Cap:	[17.50%-18.50%]

Maximum Redemption Amount:	[$1,350-$1,370]

CUSIP:	06366QKR7

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date, Maturity Date, Cap and Maximum Redemption Amount for each of the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes.  In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 19, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of each of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent.  You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 19, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000182/f1230100424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in any of the Underlying Assets.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated January 19, 2011.

•
Your investment in the notes may result in a loss. — You may lose some or all, of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the applicable Underlying Asset on the Valuation Date has declined from its Initial Level.

•
Your return on the notes is limited to the applicable Maximum Redemption Amount, regardless of any appreciation in the price of the Underlying Asset. — You will not receive a payment at maturity with a value greater than the applicable Maximum Redemption Amount per $1,000 in principal amount of the notes. This will be the case even if the Percentage Change of the applicable Underlying Asset to which your notes are linked exceeds the Cap.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading the assets included in the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Underlying Assets and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will not have any rights of a holder of the assets held by the applicable Underlying Asset and will have no right to receive any assets of the applicable Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the applicable Underlying Asset, or any assets held by the applicable Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, silver or any other rights with respect to the applicable Underlying Asset or such other assets.

•
An investment in notes linked to the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI Brazil Index Fund, or the iShares® FTSE China 25 Index Fund is subject to risks associated with foreign securities markets. — The MSCI Emerging Markets Index, which underlies the iShares® MSCI Emerging Markets Index Fund, the MSCI Brazil Index, which underlies the iShares® MSCI Brazil Index Fund and the FTSE China 25 Index, which underlies the iShares® FTSE China 25 Index Fund, track the value of certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising these indices may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
Notes linked to the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI Brazil Index Fund, or the iShares® FTSE China 25 Index Fund are subject to foreign currency exchange rate risk. — The share price of the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI Brazil Index Fund, or the iShares® FTSE China 25 Index Fund will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by these Underlying Assets are traded. Accordingly, investors in notes linked to these Underlying Assets will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the Underlying Assets are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If, the dollar strengthens against these currencies, the net asset value of the applicable Underlying Assets will be adversely affected and their prices may decrease.

•
An investment in notes linked to the SPDR® Gold Trust is subject to risks associated with gold.  — The SPDR® Gold Trust attempts to mirror as closely as possible, before fees and expenses, the performance of the price of gold bullion.  As a result, the value of the shares of the SPDR® Gold Trust relates directly to the value of the gold held by the trust.  The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of gold used to determine the value of the gold held by the SPDR® Gold Trust is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors.  These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
An investment in notes linked to the iShares® Silver Trust is subject to risks associated with silver. — The assets of the iShares® Silver Trust consist primarily of silver bullion held by the trust’s custodian on behalf of the trust. You should be aware that investments in securities linked to silver involve particular risks. The silver markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of silver used to determine the value of the silver held by the trust is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions that hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
Investing in notes linked to the SPDR® Gold Trust or the iShares® Silver Trust is not the same as investing directly in gold or silver. — The performance of the SPDR® Gold Trust or the iShares® Silver Trust may not fully replicate the performance of the price of gold or silver, as applicable, due to the fees and expenses charged by the sponsor of the trusts, liabilities of the trusts, restrictions on access to gold or silver, or other circumstances. The trusts do not generate any income and as the trusts regularly sells their assets to pay for their ongoing expenses and liabilities, the amount of gold or silver represented by each share of the applicable trust has gradually declined over time. Each trust sells its assets to pay expenses and liabilities on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold or silver, as applicable. The SPDR® Gold Trust currently has an expense ratio of approximately 0.40% per year, and the iShares® Silver Trust currently has an expense ratio of approximately 0.50% per year. The sale of the trust’s assets to pay expenses at a time of low gold or silver prices could adversely affect the value of the applicable trust. Additionally, there is a risk that part or all of the trusts’ assets could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

•
Changes in the methodology used to calculate the gold or silver spot price or changes in laws or regulations which affect the price of gold or silver may affect the value of notes linked to the SPDR® Gold Trust or notes linked to the iShares® Silver Trust, as applicable. —Members of the London Bullion Market Association (the “LBMA”) set the fixings of gold (the “gold spot price”) used to determine the value of gold held by the SPDR® Gold Trust and the fixings of silver (the “silver spot price”) used to determine the value of silver held by the iShares® Silver Trust, and may adjust the determination of the gold and/or silver spot price in a way that adversely affects the value of notes linked to the SPDR® Gold Trust and/or notes linked to the iShares® Silver Trust. In setting the gold and silver spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the gold or silver spot price. Any change of this kind could cause a decrease in the gold or silver spot price, which would adversely affect the value of the relevant notes.

In addition, the price of gold or silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts or other official bodies. Any event of this kind could adversely affect the gold or silver spot price and, as a result, could adversely affect the value of the relevant notes.

•
Changes that affect the applicable index underlying an Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of the sponsors (each, an “Index Sponsor”) of the Russell 2000® Index, the MSCI Emerging Markets IndexSM, the MSCI Brazil Index and the FTSE China 25 Index (each, an “Underlying Index”) of the applicable index underlying the applicable Underlying Asset concerning the calculation of the applicable Underlying Index, additions, deletions or substitutions of the components of the applicable Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Index and, therefore, could affect the share price of the applicable Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the applicable Index Sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Index, or if the applicable Index Sponsor discontinues or suspends the calculation or publication of the applicable Underlying Index.

•
Adjustments to the applicable Underlying Asset could adversely affect the notes. — BlackRock Institutional Trust Company, N.A. (“BTC”), as the sponsor of the iShares® Russell 2000 Index Fund, the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI Brazil Index Fund, and the iShares® FTSE China 25 Index Fund (the “Equity ETFs”) is responsible for calculating and maintaining these Underlying Assets. The Bank of New York Mellon, as the trustee of the SPDR® Gold Trust and the iShares® Silver Trust (the “Trustee”), is responsible for calculating and maintaining these Underlying Assets. BTC can add, delete or substitute the stocks comprising the applicable Underlying Asset and the Trustee may redeem the outstanding shares or issue new shares of the applicable Underlying Asset. BTC or the Trustee, as applicable, may make other methodological changes that could change the share price of the applicable Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of notes linked to the applicable Underlying Asset.

•
We have no affiliation with any Index Sponsor and will not be responsible for any actions taken by any Index Sponsor. — None of the Index Sponsors is an affiliate of ours or will be involved in any offerings of the notes in any way. Consequently, we have no control over the actions of any Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsors have no obligation of any sort with respect to the notes. Thus, the Index Sponsors have no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from any issuance of the notes will be delivered to any Index Sponsor.

•
We and our affiliates generally do not have any affiliation with the Trustees, the custodian, or the investment advisor of the applicable Underlying Asset and are not responsible for their public disclosure of information. — BlackRock Fund Advisors (“BFA”), as the investment advisor of the Equity ETFs, advises these Underlying Assets on various matters including matters relating to the policies, maintenance and calculation of these Underlying Assets. The Trustee, as trustee of the SPDR® Gold Trust and the iShares® Silver Trust, is responsible for the day-to-day administration of the trusts. HSBC Bank USA, N.A., as custodian of the SPDR® Gold Trust, and JPMorgan Chase Bank N.A., London branch, as custodian of the iShares® Silver Trust (the “Custodians”) are responsible for safekeeping the gold or silver owned by the applicable Underlying Asset. We and our affiliates are not affiliated with BFA, the Trustee or the Custodians in any way and have no ability to control or predict any of their actions, including any errors in or discontinuance of disclosure regarding the applicable Underlying Asset or their methods or policies relating to the applicable Underlying Asset. None of BFA, the Trustee or the Custodians is involved in any offering of the notes in any way and none has any obligation to consider your interests as an owner of the notes in taking any actions relating to the applicable Underlying Asset that might affect the value of the notes. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about BFA, the Trustee or the Custodians or the applicable Underlying Asset contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the applicable Underlying Asset.

•
The correlation between the performance of the applicable Underlying Asset and the performance of the applicable Underlying Index may be imperfect. — The performance of the applicable Underlying Asset is linked principally to the performance of the applicable Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the applicable Underlying Asset may correlate imperfectly with the return on the applicable Underlying Index.

•
The Equity ETFs are subject to management risks. — The Equity ETFs are subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the applicable Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the applicable Underlying Asset track the relevant industry or sector.

•
Lack of liquidity. — The notes will not be listed on any securities exchange. BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling assets, included in the applicable Underlying Asset, or futures or options relating to the applicable Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the applicable Underlying Asset. We or our affiliates may also engage in trading relating to the applicable Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the applicable Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100.00, a hypothetical Cap of 12% (a percentage change in the Underlying Asset of 12% results in a maximum return on the notes of 24%), an Upside Leverage Factor of 200%, and a hypothetical Maximum Redemption Amount of $1,240.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-100.00%
$50.00	-50.00%	-50.00%
$75.00	-25.00%	-25.00%
$80.00	-20.00%	-20.00%
$90.00	-10.00%	-10.00%
$100.00	0.00%	0.00%
$105.00	5.00%	10.00%
$107.00	7.00%	14.00%
$110.00	10.00%	20.00%
$112.00	12.00%	24.00%
$120.00	20.00%	24.00%
$150.00	50.00%	24.00%
$175.00	75.00%	24.00%
$200.00	100.00%	24.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $70.00, representing a hypothetical Percentage Change of -30%.  Because the Percentage Change is negative and the Final Level of $70.00 is less than the Initial Level, the investor receives a payment at maturity of $700 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x -30%] = $700

Example 2: The price of the Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $110.00, representing a hypothetical Percentage Change of 10%.  Because the Final Level of $110.00 is greater than the Initial Level and the Percentage Change of 10% does not exceed the Cap, the investor receives a payment at maturity of $1,200 per $1,000 principal amount per note, calculated as follows:

$1,000 + [$1,000 x (10% x 200%)] = $1,200

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $130.00, representing a hypothetical Percentage Change of 30%.  Because the Final Level of $130.00 is greater than the Initial Level and the Percentage Change of 30% exceeds the Cap, the investor receives a payment at maturity of $1,240, the Maximum Redemption Amount.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part. You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Underlying Asset (or any other Underlying Asset) or as to the suitability of an investment in the notes.

The Underlying Assets

We have derived the following information from publicly available documents published by BTC or by SPDR® Gold Trust. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with any Underlying Asset and the Underlying Assets will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of any Underlying Asset or any assets included in the applicable Underlying Index. Neither we nor BMO Capital Markets Corp. participates in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to any Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of an Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the applicable Underlying Asset could affect the value of the shares of that Underlying Asset on the applicable Valuation Date and therefore could affect the payment at maturity.

The selection of an Underlying Asset is not a recommendation to buy or sell the shares of any Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of any Underlying Asset.

“iShares®” is a registered mark of BTC. BTC has licensed certain trademarks and trade names of BTC for our use. The notes are not sponsored, endorsed, sold, or promoted by BTC, or its affiliates, including BFA. Neither BTC nor BFA makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BFA shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about any Underlying Asset.

iShares® Russell 2000 Index Fund

iShares consists of numerous separate investment portfolios, including the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. The iShares® Russell 2000 Index Fund typically earns income dividends from securities included in the Russell 2000® Index. These amounts, net of expenses and taxes (if applicable), are passed along to the iShares® Russell 2000 Index Fund’s shareholders as “ordinary income.” In addition, the iShares® Russell 2000 Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the iShares® Russell 2000 Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the iShares® Russell 2000 Index Fund or any equivalent payments.

The shares of the iShares® Russell 2000 Index Fund trade on the NYSE Arca, Inc. under the symbol “IWM”.

Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The information reflects the policies of, and is subject to change by, the Russell Investments (“Russell”). Russell, which owns the copyright and all other rights to the Russell 2000® Index, has no obligation to continue to publish, and may discontinue publication of, the Russell 2000® Index. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the Russell 2000® Index or any successor index.

Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Russell 2000® Index. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Russell 2000® Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Comprising the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Russell 2000® Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Russell 2000® Index. The current index level is calculated by adding the market values of the Russell 2000® Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Russell 2000® Index. To calculate the Russell 2000® Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

iShares® MSCI Emerging Markets Index Fund

iShares consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM. The iShares® MSCI Emerging Markets Index Fund typically earns income dividends from securities included in the MSCI Emerging Markets IndexSM. These amounts, net of expenses and taxes (if applicable), are passed along to the iShares® MSCI Emerging Markets Index Fund’s shareholders as “ordinary income.” In addition, the iShares® MSCI Emerging Markets Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the iShares® MSCI Emerging Markets Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the iShares® MSCI Emerging Markets Index Fund or any equivalent payments.

The iShares® MSCI Emerging Markets Index Fund trades on NYSE Arca under the ticker symbol “EEM”.

MSCI Emerging Markets IndexSM

We have derived all information contained in this pricing supplement regarding the MSCI Emerging Markets IndexSM, including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. The information reflects the policies of, and is subject to change by, MSCI Inc. (“MSCI”). MSCI, which owns the copyright and all other rights to the MSCI Emerging Markets IndexSM, has no obligation to continue to publish, and may discontinue publication of, the MSCI Emerging Markets IndexSM. None of us, the calculation agent, or any selling agent accepts any responsibility for the calculation, maintenance, or publication of the MSCI Emerging Markets IndexSM or any successor index.

The MSCI Emerging Markets IndexSM is intended to measure equity market performance in the global emerging markets. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The MSCI Emerging Markets IndexSM is calculated daily in U.S. dollars. The MSCI Emerging Markets IndexSM currently consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia,  Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. As of March 31, 2011, the five largest country weights were China (17.09%), Brazil (16.13%), South Korea (14.49%), Taiwan (10.99%), and South Africa (7.49%), and the five largest sector weights were Financials (24.55%), Energy (15.89%), Materials (14.44%), Information Technology (12.49%), and Industrials (7.36%).

The MSCI Emerging Markets IndexSM is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices.  MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe.  The equity universe is defined by:

•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes.  A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi−annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.

Defining Market Capitalization Size Segments for Each Market.  Once a market investable equity universe is defined, it is segmented into the following size−based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

•	determining the market size−segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size−segment investability requirements.

Index Continuity Rules for the Standard Indices.  In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment.  All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability, and low index turnover. In particular, index maintenance involves:

(i)	Semi−Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)
Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor any of our affiliates, including BMOCM, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in any Underlying Index, or any successor to an Underlying Index. Neither Russell nor MSCI guarantees the accuracy or the completeness of the applicable Underlying Index, or any data included in the applicable Underlying Index. Neither Russell nor MSCI assumes any liability for any errors, omissions, or disruption in the calculation and dissemination of the applicable Underlying Index. Russell and MSCI disclaim all responsibility for any errors or omissions in the calculation and dissemination of the applicable Underlying Index, or the manner in which the applicable Underlying Index is applied in determining the amount payable on the notes at maturity.

iShares® MSCI Brazil Index Fund

iShares consists of numerous separate investment portfolios, including the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index. The Index Fund typically earns income dividends from securities included in the MSCI Brazil Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Index Fund’s shareholders as “ordinary income.” In addition, the Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the Index Fund or any equivalent payments.

The shares of the Index Fund trade on the NYSE Arca under the symbol “EWZ”.

The MSCI Brazil IndexSM

The MSCI Brazil Index is a free float-adjusted market capitalization index of publicly traded securities in the Brazilian market as listed on the São Paulo Stock Exchange. The MSCI Brazil Index is reported by Bloomberg L.P. under the ticker symbol “MXBR”. The MSCI Brazil Index is published in real time every 60 seconds during market trading hours. The MSCI Brazil Index has a base date of December 31, 1987, an initial value of 100, and is calculated in U.S. dollars.  As of December 31, 2010, the five largest sector weights were: Materials (24.67%), Financials (24.15%), Energy (22.94%), Consumer Staples (9.20%), and Utilities (5.03%).

The MSCI Brazil Index is part of the MSCI Equity Indices series and is an MSCI Global Investable Market Index, which is an index family within the MSCI International Equity Indices. MSCI aims to include in its indices 85% of the free float−adjusted market capitalization in each industry sector, within each country included in an index. The MSCI Brazil Index is classified as “EM,” as defined above. See the section, “General – MSCI Indices,” beginning on P-14.

iShares® FTSE China 25 Index Fund

iShares consists of numerous separate investment portfolios, including the iShares® FTSE China 25 Index Fund. The iShares® FTSE China 25 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 25 Index. The iShares® FTSE China 25 Index Fund typically earns income dividends from securities included in the FTSE China 25 Index. These amounts, net of expenses and taxes (if applicable), are passed along to the iShares® FTSE China 25 Index Fund’s shareholders as “ordinary income.” In addition, the iShares® FTSE China 25 Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the iShares® FTSE China 25 Index Fund, you will not be entitled to receive income, dividend, or capital gain distributions from the iShares® FTSE China 25 Index Fund or any equivalent payments. The iShares® FTSE China 25 Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities of the largest companies in the China equity market available to international investors, as represented by the FTSE China 25 Index. The iShares® FTSE China 25 Index Fund’s investment objective and the FTSE China 25 Index may be changed at any time.

The following information has been obtained from the iShares website without independent verification. As of May 11, 2011 the top ten constituent stocks by weight of the iShares® FTSE China 25 Index Fund were China Construction Bank – H (9.85%), China Mobile Ltd. (8.91%), Industrial and Commerical Bank of China – H (8.10%), CNOOC Ltd. (7.16%), Bank of China ltd. – H (6.01%), China Unicom Hong Kong Ltd. (4.75%), Ping An Insurance Group Co – H (4.22%), Agricultural Bank of China (4.04%), China Shenhua Energy Co – H (3.91%), and PetroChina Co LTD – H (3.90%) and the sector weights were Financials (50.99%), Telecommunications (17.52%), Oil & Gas (14.84%), Basic Materials (12.51%), Industrials (2.05%), Consumer Services (1.57%), S-T Securities (0.02%), and Other/Undefined (0.50%).

The shares of the iShares® FTSE China 25 Index Fund trade on the NYSE Arca under the symbol “FXI”.

FTSE China 25 Index

The FTSE China 25 Index (formerly the FTSE/Xinhua China 25 Index) is a stock index calculated, published and disseminated by the index sponsor, the FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors. FTSE China 25 Index, like other indices of FTSE, is governed by an independent advisory committee, the FTSE Asia Pacific Advisory Committee, that ensures that the FTSE China 25 Index is operated in accordance with ground rules published and maintained by the FTSE Policy Group. The FTSE China 25 Index is calculated and published in Hong Kong dollars (“HKD”) and non-HKD denominated constituent prices are converted to HKD in order to calculate the index. The constituents of the FTSE China 25 Index are selected based on full market capitalization and with a view to providing stability in the index. As a result, the FTSE China 25 Index is not necessarily comprised of the 25 stocks with the highest full market capitalization. To be eligible for inclusion in the FTSE China 25 Index, a stock must be a constituent of the FTSE All-World Index, must be listed and trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”), and must be an “H” share or a “Red Chip” share. “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Central Government for listing and trading on the HKSE. “Red Chip” shares are securities of companies that are incorporated outside of the People’s Republic of China, are more than 35% owned (including strategic holdings), directly or indirectly, in aggregate by Chinese entities (such as Chinese Government entities, states, provinces or municipalities and derive more than 55% of their revenue or operating assets from mainland China). Both “H” shares and “Red Chip” shares are quoted and traded in Hong Kong dollars and are available only to international investors who are not citizens of the People’s Republic of China. The FTSE China 25 Index is reported by Bloomberg L.P. under the ticker symbol “FTXI25T”.

The composition of the FTSE China 25 Index is reviewed quarterly in March, June, September and December as described below.

Index Calculation

The index is calculated during each trading day of the HKSE (except for Hong Kong Public Holidays) on a real-time and end-of-day closing level (at 16:15 local Hong Kong time) basis. Total return calculations of the index are published at the end of each working day and include cash dividends based on the security’s ex-dividend date. The price portion of the index is calculated using the following formula:

SUM [(pn * en) * sn * fn * cn] / d

n=1, 2, 3……n

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into Hong Kong dollars, if applicable, s is the number of shares of the security in issue as used by the FTSE index ground rules, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the factor applied to each security to cap its weight within the index, expressed as a number between 0 and 1 (1 representing 100% or no cap) and published by FTSE that coincides with the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates to convert those prices into Hong Kong dollars for its calculations. The foreign exchange rates received from Reuters at the index closing time (16:15 local Hong Kong time) are used to calculate the closing level of the index.

Under its calculation methodology, FTSE uses available published information to exclude from free floating shares, regardless of size of holdings, all of the following: any corporate investments by companies that are in a related industry (including suppliers) in a index constituent company, including by a publicly listed, or strategic holding company, private or non-listed subsidiary of a listed company, or a private company; long-term holdings by company directors, their families, companies majority owned by a director, or promoters; holdings of employee share schemes or shares held by employee unions; holdings by government authorities, government controlled corporations, government owned corporations, and government investment companies (although sovereign wealth funds may be considered free float in some circumstances); shares subject to lock-in clauses (for the duration of the clause); and convertible stock or loan stock that is not yet converted.

The initial weighting of an index constituent stock is applied in bands, as follows: free float less than or equal to 15% — ineligible for inclusion in the index, unless free float is also greater than 5% and the full market capitalization is greater than USD $2.5 billion (or local currency equivalent), in which case actual free float rounded up to the next whole percentage is used; free float greater than 15% but less than or equal to 20% – 20%; free float greater than 20% but less than or equal to 30% – 30%; free float greater than 30% but less than or equal to 40% – 40%; free float greater than 40% but less than or equal to 50% – 50%; free float greater than 50% but less than or equal to 75% – 75%; and free float greater than 75% – 100%. Foreign ownership limits, if any, will be applied after calculating the actual free float restriction, but before applying the bands described above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied.

A capping methodology is applied at quarterly reviews to the constituents of the index to ensure that no constituent’s weight exceeds 10%. The weights of all lower ranking constituents are then increased by a corresponding amount. The adjusted weights of these lower ranking constituents are then checked against the 10% cap. The process is repeated until no constituent’s weight exceeds 10%. Following this process, if the total index weight of those constituents whose individual weights exceed 5% is greater than 40% in the aggregate, a similar procedure is then applied to ensure that no more than one constituent is capped at 10% by reducing, for example, the second largest stock to 9% and increasing the other constituents’ individual weights commensurately. The process continues until the total index weight of the constituents whose individual weights exceed 5% is less than 40% in the aggregate.

Maintenance

The quarterly review of the index constituents takes place in March, June, September and December. The meeting to review the constituents will be held on the Tuesday after the first Friday of the review month using data from the close of business on the next trading day following the third Friday in February, May, August and November. Any constituent changes will be implemented on the next trading day following the third Friday of the same month. The Index is capped as at the close of business the day before the third Friday in March, June, September and December. The Index is capped using prices adjusted for corporate events as at the close of business the day before the third Friday based on the constituents, shares in issue and free float on the next trading day following the third Friday of the review month. Index changes resulting from index reviews are published as soon as practical following the conclusion of each respective FTSE Asia Pacific Advisory Committee meeting.

The insertion and deletion of companies in the index at the quarterly review are designed to provide stability in the selection of constituents of the index while ensuring that the index continues to be representative of the market by including or excluding those companies which have risen or fallen significantly. All securities eligible to be constituents of the index will be ranked by their full market capitalization. In determining the full market capitalization of a company, all share classes are included, while only the eligible share classes are included in the index weighting. A company will be inserted into the index at the periodic review if it rises to 15th position or above when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A company in the index will be deleted at the periodic review if it falls to 36th position or below when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A reserve list of potential index constituents will be maintained following each quarterly review in the event of removals prior to the next quarterly review as described below.

A constant number of constituents will be maintained for the index. Where a greater number of companies qualify to be inserted in the index than those qualifying to be deleted, the lowest ranking constituents presently included in the index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the index will be inserted to match the number of companies being deleted at the periodic review.

An index constituent’s free float is also reviewed in connection with the quarterly index reviews. Implementation of any changes takes place after the close of the index calculation on the third Friday of the review month. A constituent’s free float will be reviewed and adjusted if necessary by identifying information which necessitates a change in free float weighting, following a corporate event, or the expiration of a lock-in clause.

If a corporate event includes a corporate action which affects the index, any change in free float will be implemented at the same time as the corporate action. If there is no corporate action or lock-in clause expiration, the change in free float will be applied as soon as practicable.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its actual free float moves to more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent new band. This 5 percentage points threshold does not apply if the change is greater than one band i.e. a movement of 10 percentage points for the bands between 20% and 50% and 25 percentage points for the bands between 50% and 100% will not be subject to the 5 percentage point threshold.

Each constituent is tested for liquidity on an annual basis in March by calculation of its median daily trading per month as part of the FTSE All-World Index review. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade. Securities which do not turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in ten of the twelve months prior to an annual review, are not eligible for inclusion in the index. Constituents failing to trade at least 0.04% of their free float adjusted shares based on its median daily trade per month for more than four of the twelve months prior to the annual review are removed from the index. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in each month since their listing. This rule will not apply to new issues added under the Fast Entry Rule described below. At the sole discretion of the FTSE Asia Pacific Advisory Committee, the above percentage figures may be adjusted by up to 0.01% at the March review so that, in the Committee’s opinion, the index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

Corporate Events, New Issues and Extraordinary Removals

In the event of a merger or takeover in which one constituent is absorbed by another, the resulting company will remain a constituent. In the event of a merger or takeover resulting in a vacancy (either a constituent mergers into another constituent or a constituent merges into a nonconstituent), the vacancy will be filled by the highest ranking security by full market capitalization from a reserve list maintained by the FTSE Asia Pacific Advisory Committee. In the event of corporate splits and spin-offs in which a constituent company forms two or more companies, the resulting companies may be eligible for inclusion as index constituents provided they meet applicable requirements. Index constituent changes resulting from a split will be determined following the effectiveness of the split based on market values at the close on the first day of trading and applied using market values at the close of the second day of trading. During this period, the index may have more than 25 constituents.

If, in the view of the FTSE Asia Pacific Advisory Committee, a new issue is so large that the effectiveness of the index as the market indicator would be significantly and adversely affected by its omission, the FTSE Asia Pacific Advisory Committee may decide to include the new issue as a constituent of the index. To qualify, the company must be a “fast entry” into the FTSE All-World Index and have a full market capitalization which would ensure the company joins the index in 5th position or higher, before the application of individual constituent investability weightings. In such a case, the FTSE Asia Pacific Advisory Committee will normally include the company after the close of business on the fifth day of official trading and advance notification will be given accordingly. The security which is the lowest ranking constituent by full market capitalization of the index will be selected for removal.

If a constituent is delisted, or ceases to have a firm quotation, or is subject to a takeover or has, in the opinion of the Chairman and Deputy Chairman of the FTSE Asia Pacific Advisory Committee (or their nominated deputies), ceased to be a viable constituent as defined by FTSE’s methodology, it will be removed from the list of constituents and replaced by the highest ranking company by full market capitalization eligible on the reserve list as at the close of the index calculation two days prior to the deletion. The removal and replacement are effected simultaneously, before the start of the index calculation on the day following the day on which the event justifying removal was announced.

Information regarding the index may be obtained from the FTSE website. A fact sheet for the index is available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FXI_China_25_Index_Factsheet.pdf, and the ground rules, including constituent selection and calculation methodology are available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FTSE_China_25_Index_v1.0_-_English.pdf. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

SPDR® Gold Trust

The SPDR® Gold Trust is an investment trust that issues SPDR® Gold Shares, or “shares”, which represent units of fractional undivided beneficial interest in and ownership of the SPDR® Gold Trust.  The SPDR® Gold Trust was formed on November 12, 2004 under New York law under a trust indenture.  World Gold Trust Services, LLC is the sponsor.  BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee and HSBC Bank USA, N.A. is the custodian.

The SPDR® Gold Trust holds gold bars and from time to time issues one or more blocks of 100,000 shares, or “baskets,” in exchange for deposits of gold and distributes gold in connection with redemptions of baskets.  The investment objective of the SPDR® Gold Trust is for its shares to reflect the performance of the price of gold bullion, before the expenses of its operations.  The expenses of the SPDR® Gold Trust are accrued daily and reflected in its net asset value.  The SPDR® Gold Trust currently is accruing ordinary operating expenses at an annual rate of 0.40%. World Gold Trust Services, LLC as the sponsor and State Street Global Markets, LLC as the marketing agent have agreed to reduce the fees payable to them from the assets of the SPDR® Gold Trust to the extent required so that the estimated ordinary expenses of the SPDR® Gold Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, November 12, 2004, or upon the earlier termination of the marketing agent agreement.

The SPDR® Gold Trust’s gold is valued on the basis of each business day’s announced gold spot price, the price of an ounce of gold set by five market making members of the LBMA at approximately 3:00 P.M., London time on each business day.  The net asset value of the SPDR® Gold Trust is equal to the value of gold owned by the SPDR® Gold Trust and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the SPDR® Gold Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1222333. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the SPDR® Gold Trust trade on the NYSE Arca under the symbol “GLD.”

iShares® Silver Trust

The iShares® Silver Trust is a grantor trust that issues shares of the trust, called “iShares®”, representing fractional undivided beneficial interest in its net assets. The iShares® Silver Trust was formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust.

The iShares® Silver Trust primarily holds silver and from time to time issues one or more blocks of 50,000 shares, or “baskets,” in exchange for deposits of silver and distributes silver in connection with redemptions of baskets. The investment objective of the iShares® Silver Trust is for its shares to reflect the price of silver owned by the trust less the expenses and liabilities of the trust. The only ordinary recurring expenses of the iShares® Silver Trust is the sponsor’s fee, which is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the iShares® Silver Trust.

The iShares® Silver Trust’s silver is valued on the basis of each business day’s announced silver spot price, the price for an ounce of silver set by three market making members of the LBMA at approximately 12:00 noon, London time on each business day. The net asset value of the iShares® Silver Trust is equal to the value of silver owned by the trust and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the iShares® Silver Trust under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1330568. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the iShares® Silver Trust trade on the NYSE Arca under the symbol “SLV”.

Historical Performances of the Underlying Assets

The following tables set forth the quarter-end high and low closing prices for each Underlying Asset from the first quarter of 2007 through May 13, 2011.

The historical prices of the Underlying Assets are provided for informational purposes only. You should not take the historical prices of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

Closing Prices of the iShares® Russell 2000 Index Fund

		High	Low

2007	First Quarter	82.39	75.17
	Second Quarter	84.79	79.75
	Third Quarter	85.74	75.20
	Fourth Quarter	84.18	73.02

2008	First Quarter	75.12	64.30
	Second Quarter	76.17	68.47
	Third Quarter	75.20	65.50
	Fourth Quarter	67.02	38.58

2009	First Quarter	51.27	34.36
	Second Quarter	53.19	42.82
	Third Quarter	62.02	47.87
	Fourth Quarter	63.36	56.22

2010	First Quarter	69.25	58.68
	Second Quarter	74.14	61.08
	Third Quarter	67.67	59.04
	Fourth Quarter	79.22	66.94

2011	First Quarter	84.17	77.18
	Second Quarter (through May 13, 2011)	86.37	82.14

Closing Prices of the iShares® MSCI Emerging Markets Index Fund

		High	Low

2007	First Quarter	39.53	35.03
	Second Quarter	44.42	39.13
	Third Quarter	50.11	39.50
	Fourth Quarter	55.64	47.27

2008	First Quarter	50.37	42.17
	Second Quarter	51.70	44.43
	Third Quarter	44.43	31.33
	Fourth Quarter	33.90	18.22

2009	First Quarter	27.09	19.94
	Second Quarter	34.64	25.65
	Third Quarter	39.29	30.75
	Fourth Quarter	42. 0	37.56

2010	First Quarter	43.22	36.83
	Second Quarter	43.98	36.16
	Third Quarter	44.77	37.59
	Fourth Quarter	48.58	44.77

2011	First Quarter	48.69	44.63
	Second Quarter (through May 13, 2011)	50.21	47.62

Closing Prices of the iShares® MSCI Brazil Index Fund

		High	Low

2007	First Quarter	49.40	42.67
	Second Quarter	62.85	49.50
	Third Quarter	74.52	51.60
	Fourth Quarter	85.96	72.40

2008	First Quarter	88.23	69.13
	Second Quarter	100.47	79.84
	Third Quarter	87.78	50.99
	Fourth Quarter	56.25	26.89

2009	First Quarter	40.89	31.75
	Second Quarter	57.95	39.30
	Third Quarter	67.67	49.05
	Fourth Quarter	79.73	66.03

2010	First Quarter	77.79	62.77
	Second Quarter	75.73	58.61
	Third Quarter	76.93	62.97
	Fourth Quarter	81.58	73.84

2011	First Quarter	78.64	70.22
	Second Quarter (through May 13, 2011)	79.78	71.56

Closing Prices of the iShares® FTSE China 25 Index Fund

		High	Low

2007	First Quarter	38.85	30.50
	Second Quarter	43.31	34.92
	Third Quarter	60.67	39.96
	Fourth Quarter	72.91	53.75

2008	First Quarter	59.25	41.14
	Second Quarter	54.58	43.13
	Third Quarter	47.20	30.88
	Fourth Quarter	34.35	19.36

2009	First Quarter	31.58	22.80
	Second Quarter	40.12	29.23
	Third Quarter	43.78	36.51
	Fourth Quarter	46.35	39.48

2010	First Quarter	44.56	37.17
	Second Quarter	44.59	37.01
	Third Quarter	42.85	38.73
	Fourth Quarter	47.93	42.20

2011	First Quarter	44.96	41.16
	Second Quarter (through May 13, 2011)	46.40	43.20

Closing Prices of the SPDR® Gold Trust

		High	Low

2007	First Quarter	68.15	60.14
	Second Quarter	68.58	63.60
	Third Quarter	73.47	64.38
	Fourth Quarter	83.00	71.90

2008	First Quarter	99.22	84.77
	Second Quarter	93.26	83.97
	Third Quarter	96.22	73.13
	Fourth Quarter	89.90	70.00

2009	First Quarter	97.81	79.79
	Second Quarter	96.36	85.22
	Third Quarter	99.91	89.27
	Fourth Quarter	119.18	97.89

2010	First Quarter	112.85	104.04
	Second Quarter	122.83	110.26
	Third Quarter	127.95	113.51
	Fourth Quarter	139.17	128.46

2011	First Quarter	140.34	127.94
	Second Quarter (through May 13, 2011)	152.36	139.20

Closing Prices of the iShares® Silver Trust

		High	Low

2007	First Quarter	14.70	12.17
	Second Quarter	13.99	12.19
	Third Quarter	13.66	11.48
	Fourth Quarter	15.33	13.19

2008	First Quarter	20.64	15.04
	Second Quarter	18.17	16.00
	Third Quarter	18.94	10.29
	Fourth Quarter	12.38	8.88

2009	First Quarter	14.34	10.43
	Second Quarter	15.75	11.67
	Third Quarter	17.14	12.50
	Fourth Quarter	18.89	15.82

2010	First Quarter	18.44	14.75
	Second Quarter	19.12	17.08
	Third Quarter	21.40	17.16
	Fourth Quarter	30.18	21.51

2011	First Quarter	36.79	26.23
	Second Quarter (through May 13, 2011)	47.23	33.32